

June 9, 2015

Lawrence Levy
Chief Executive Officer
Levy Acquisition Corp.
444 North Michigan Avenue, Suite 3500
Chicago, IL 60611

> **Re:** **Levy Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule PRER 14A**
> **Filed May 29, 2015**
> **File No. 001-36197**

Dear Mr. Levy:

We have reviewed your May 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2015 letter, and page references are to the marked version of the proxy statement that you filed on EDGAR on May 29, 2015g.

General

1. We note your response to prior comment 3. Please provide additional information about the auction process for Del Taco. For example, disclose the number and type of other bidders, whether Levy's bid was increased or restructured in response to other bids, and the reasons that Levy joined the auction process rather than seeking a different acquisition.

Certain Relationships and Related Transactions, page 239

2. Please disclose in this section the relationships that Lawrence and Ari Levy have with Del Taco.

You may contact Theresa Messinese at 202-551-3307 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

Cc: Heidi Steele
    McDermott, Will & Emery